Exhibit 99.3

Newspaper advertisement convocation AGM 2020

“Shareholders of Affimed N.V. are invited to attend the annual general meeting which will be held on August 4, 2020 at 11:00 hrs. CET at the Sheraton Amsterdam Airport Hotel and Conference Center, municipality of Haarlemmermeer (Schiphol Airport), the Netherlands. The record date for the meeting is July 7, 2020. The agenda with explanatory notes and the procedure for attending the meeting and exercising voting rights by written proxy are available for inspection at the office of the company: Im Neuenheimer Feld 582, D-69120 Heidelberg, Germany and at https://www.affimed.com/investors/. The agenda includes, amongst others, a proposal to amend the articles of association and binding nominations for the (re)appointment of Dr. Adi Hoess, Dr. Wolfgang Fischer, Mr. Angus Smith, Dr. Arndt Schottelius and Dr. Andreas Harstrick as managing directors and Dr. Thomas Hecht, Mr. Ferdinand Verdonck, Mr. Harry Welten and Dr. Annalisa Jenkins as supervisory directors.’’